Exhibit 99.2

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015

TABLE OF CONTENTS

PROFILE AND STRATEGY	3
OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS	4
SIGNIFICANT EVENTS	5
MINING OPERATIONS	7
RESOURCE UPDATE	15
SUMMARY OF SELECTED QUARTERLY INFORMATION	16
RESULTS OF OPERATIONS	18
OUTLOOK	24
NON-IFRS MEASURES	25
LIQUIDITY AND CAPITAL RESOURCES	30
TRANSACTIONS WITH RELATED PARTIES	32
CRITICAL ACCOUNTING ESTIMATES	33
CHANGES IN ACCOUNTING POLICIES	33
FINANCIAL INSTRUMENTS	34
SECURITIES OUTSTANDING	35
QUALIFIED PERSON	35
INTERNAL CONTROLS OVER FINANCIAL REPORTING	35
DISCLOSURE CONTROLS AND PROCEDURES	35
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	35
CAUTIONARY NOTE TO U.S. INVESTORS	37

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 2

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Silver Limited (“Great Panther” or the “Company”) for the three and six-month periods ended June 30, 2015 and the notes related therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, as well as the annual audited consolidated financial statements for the year ended December 31, 2014, the related annual MD&A, and the annual Form 40–F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at August 4, 2015, unless otherwise indicated. All dollar amounts are in Canadian dollars, unless otherwise noted.

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A also makes reference to cash cost per silver payable ounce (“cash cost”), EBITDA, adjusted EBITDA, cost of sales before non-cash items, gross profit before non-cash items and all-in sustaining cost per silver payable ounce (“AISC”). These are considered non-IFRS measures. Please refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliations to the Company’s reported financial results.

PROFILE AND STRATEGY

Great Panther Silver Limited (“Great Panther” or the “Company”) is a primary silver mining and precious metals exploration company listed on the Toronto Stock Exchange (the “TSX”) trading under the symbol GPR, and on the NYSE MKT LLC (the “NYSE MKT”) trading under the symbol GPL. The Company’s wholly-owned mining operations in Mexico are the Topia Mine, and the Guanajuato Mine Complex (the “GMC”) which comprises the Company’s Guanajuato Mine, Cata processing plant, and the San Ignacio satellite mine. The Company’s exploration projects in Mexico include El Horcón, Santa Rosa and an option to purchase up to a full interest in the advanced stage Guadalupe de los Reyes (“GDLR”) property, gained through the recent acquisition of Cangold Limited. The Company also recently entered into an option agreement to acquire a 100% interest in the Coricancha Mine Complex (“Coricancha”) located in the central Andes of Peru. Significant exploration programs will be initiated at Coricancha and GDLR in the current year, and the Company continues to evaluate additional mining opportunities in the Americas.

The Topia Mine, the GMC, El Horcón and Santa Rosa are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metálicos de Durango, S.A. de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia Mine and the GMC, respectively, through service agreements with MMR. The option to acquire the GDLR property is held by a wholly-owned Mexican subsidiary, Coboro Minerales de Mexico, S.A. de C.V., which was acquired as part of the acquisition of Cangold Limited in May 2015. The option to acquire Coricancha is held by another wholly-owned subsidiary, Great Panther Silver Peru S.A.C.

The GMC produces silver and gold and is located in central Mexico, approximately 380 kilometres north-west of Mexico City. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico and produces silver, gold, lead and zinc. The GMC and Topia Mine each have their own processing facility.

Coricancha is located in the Peruvian province of Huarochiri, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013. Coricancha has a fully-permitted and operational processing facility along with supporting mining infrastructure.

The Company’s Santa Rosa Project is located approximately 15 kilometres northeast of Guanajuato, and the El Horcón Project is located 100 kilometres by road northwest of Guanajuato. GDLR is a gold and silver project located in the foothills of the Sierra Madre Mountains in the state of Sinaloa in northwestern Mexico.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 3

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

OVERALL PERFORMANCE - OPERATIONAL AND FINANCIAL HIGHLIGHTS

(in CAD 000s except ounces, amounts per share and per ounce)	Q2 2015	Q2 2014	% change	Six months ended June 30, 2015	Six months ended June 30, 2014	% change
OPERATING
Tonnes milled (excluding custom milling)	87,476	80,964	8%	186,728	153,595	22%
Silver equivalent ounces (“Ag eq oz”) produced[1]	1,088,355	718,794	51%	2,076,241	1,386,143	50%
Silver ounce production	648,810	420,001	54%	1,245,921	790,669	58%
Gold ounce production	5,322	3,773	41%	10,025	7,439	35%
Silver payable ounces	607,898	381,302	59%	1,230,238	733,589	68%
Cost per tonne milled (USD)[2]	$108.79	$125.29	(13)%	$105.25	$123.43	(15)%
Cash cost per silver payable ounce (USD)[2]	$6.63	$15.03	(56)%	$7.68	$14.29	(46)%
AISC per silver payable ounce (USD)[2]	$12.54	$24.40	(49)%	$13.52	$24.29	(44)%
FINANCIAL
Revenue	$19,183	$14,465	33%	$39,434	$27,345	44%
Gross profit before non-cash items[2]	$6,713	$2,427	177%	$13,366	$5,698	135%
Gross profit (loss)	$1,668	$(1,529)	209%	$2,193	$(1,947)	213%
Net income (loss)	$(4,722)	$(4,492)	(5)%	$(1,132)	$(5,094)	78%
Adjusted EBITDA[2]	$4,205	$213	1,874%	$7,553	$(332)	2,375%
Cash flow from operating activities[3]	$3,567	$(323)	1,208%	$8,397	$291	2,786%
Cash at end of period	$19,432	$18,045	8%	$19,432	$18,045	8%
Net working capital at end of period	$33,942	$34,241	(1)%	$33,942	$34,241	(1)%
Average realized silver price (USD)[4]	$15.47	$20.50	(25)%	$16.24	$19.77	(18)%
PER SHARE AMOUNTS
Earnings (loss) per share – basic	$(0.03)	$(0.03)		$(0.01)	$(0.04)
Earnings (loss) per share – diluted	$(0.03)	$(0.03)		$(0.01)	$(0.04)

[1]	Silver equivalent ounces are referred to throughout this document. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2014 Aq eq oz was established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb., and US$0.85 per lb. for silver, gold, lead and zinc, respectively.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost per silver payable ounce, all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Before changes in non-cash working capital.
[4]	Average realized silver price is prior to smelting and refining charges.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 4

Highlights of the second quarter 2015 compared to second quarter 2014, unless otherwise noted:

•	Record metal production of 1,088,355 Ag eq oz, representing a 51% increase;

•	San Ignacio production increased by 162,422 Ag eq oz to 250,127 Ag eq oz;

•	Silver production increased 54% to a quarterly record of 648,810 silver ounces;

•	Gold production increased 41% to a record 5,322 gold ounces;

•	Cash cost per silver payable ounce decreased 56% to US$6.63 per ounce;

•	AISC decreased 49% to US$12.54 per ounce;

•	Revenues increased 33% to $19.2 million;

•	Net loss totalled $4.7 million, compared to a net loss of $4.5 million;

•	Adjusted EBITDA was $4.2 million compared to $0.2 million;

•	Cash flow from operating activities, before changes in non-cash net working capital (“NCWC”), amounted to $3.6 million, compared to negative $0.3 million;

•	Cash and cash equivalents were $19.4 million at June 30, 2015 compared to $18.0 million at December 31, 2014; and,

•	Net working capital increased to $33.9 million at June 30, 2015 from $32.9 million at December 31, 2014.

Highlights compared to first quarter 2015, unless otherwise noted:

•	Metal production on a Ag eq oz basis increased 10%;

•	Silver production and gold production increased by 9% and 13%, respectively;

•	Cash cost per silver payable ounce decreased 24%;

•	AISC decreased 13%;

•	Revenues decreased 5%;

•	Adjusted EBITDA increased 14% to $4.2 million; and,

•	Cash flow from operating activities, before changes in NCWC, decreased by $1.3 million.

SIGNIFICANT EVENTS

On May 19, 2015, Great Panther announced that it had entered into a two-year option agreement with two wholly-owned subsidiaries of Nyrstar N.V. (“Nyrstar”) whereby the Company can acquire 100% of the shares of Nyrstar Coricancha S.A. which holds a 100% interest in the Coricancha Mine Complex (the “Coricancha Option Agreement”).

Under the terms of the Coricancha Option Agreement:

•	The Company made an initial option payment of US$1.5 million on signing and, should the Company choose to extend the option for a second year, a second option payment of US$1.5 million will be due on May 18, 2016.

•	In the event that the Company exercises its option within two years, the Company will be required to make a cash payment of US$5.0 million for 100% of the shares of Nyrstar Coricancha S.A. plus the second option payment if it has not been paid.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 5

•	A further contingent payment of US$4.0 million may become payable to Nyrstar if certain conditions are met within three years following execution of the Coricancha Option Agreement. Alternatively (not in addition to the contingent payment), the Company may be obligated to reimburse Nyrstar for certain costs, to a maximum amount of US$6.6 million, in certain circumstances. The contingent payment or the reimbursement will only be made on or after the closing of the acquisition of the Nyrstar Coricancha S.A. shares. The contingent payment will not be payable if the conditions are not met within three years following closing, and no reimbursement will be made unless the costs are incurred by Nyrstar prior to closing.

•	In addition, the Company is required to incur exploration expenditures of US$2.0 million in the first year of the option agreement and US$3.0 million in the second year.

On May 27, 2015, the Company completed the acquisition of all of the issued and outstanding common shares of Cangold. As a result, the Company acquired a 100% interest in Cangold and its wholly-owned subsidiary Coboro Minerales de Mexico, S.A. de C.V. (“Coboro”). Coboro holds an option (the “GDLR Option Agreement”) from a subsidiary of Vista Gold Corp. (“Vista Gold”) to acquire up to a 100% interest in the GDLR Project.

Under the terms of the GDLR Option Agreement:

•	The Company may acquire an initial 70% interest by making a US$1.5 million option payment by January 15, 2016 and a US$2.5 million option payment by January 15, 2017.

•	The Company may acquire the remaining 30% interest by making a positive production decision with regards to the GDLR Project by January 15, 2027. Within five business days of making a positive production decision, the Company will be required to pay an additional amount of US$3.0 million, plus an escalator payment. The escalator payment is to be determined relative to any increase in NI 43-101-compliant Measured and Indicated gold equivalent ounces, when compared to the preliminary economic assessment for the GDLR Project dated March 4, 2013. The escalator payment is only payable if the price of gold is in excess of US$1,600 per ounce based on a formula which increases the amount of the escalator payment by the amount the spot price of gold exceeds US$1,600 per ounce at the time of a positive production decision.

•	Should the Company choose not to exercise its option to acquire the remaining 30% interest, Vista Gold will have the option of reacquiring the initial 70% interest in the GDLR Project, in exchange for a payment of US$5.0 million to the Company. Should the Company decide to divest its initial 70% interest to a third party, Vista Gold shall have a preferential right to reacquire the 70% interest on the same terms as the third party.

•	A number of the concession groups underlying the GDLR Project are subject to various net smelter royalties, some of which may be bought back by the Company.

On July 9, 2015, the Company provided an update to the Mineral Resource at the Topia Mine, with an effective date of November 30, 2014. Measured and Indicated (“M&I”) Mineral Resources increased by 41% and Inferred Mineral Resources increased by 29% compared to the previous update which had an effective date of November 30, 2013. The M&I category benefitted from improvements in the reconciliation between the Topia geological model and the actual mine output, while the increase in the Inferred category is attributed to improved modeling and successful in-vein development, which allowed for an expansion of resource block dimensions. This Mineral Resource Estimate reflects M&I Resources of 11,580,000 Ag eq oz and Inferred Mineral Resources of 11,050,000 Ag eq oz. See “Topia Mine Resource Update” herein for a breakdown of M&I Mineral Resources and the grade and quantity of each category of mineral resource.

On July 14, 2015, the Company announced it had increased its production guidance for the year by 8%, from 3.5 to 3.6 million Ag eq oz to 3.8 to 3.9 million Ag eq oz. The Company has also reviewed its cash cost and all-in sustaining cost guidance for 2015 and has provided an updated range. Please refer to the Outlook section of this document for further details.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 6

MINING OPERATIONS

Consolidated operations

	2015		2014				2013
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Tonnes mined[1]	84,979	99,847	92,782	89,467	79,268	69,998	72,556	66,445
Tonnes milled	87,476	99,252	92,574	89,030	80,964	72,631	69,601	76,898
Custom milling (tonnes)	1,560	1,198	2,312	1,852	1,929	2,965	2,188	2,357
Total tonnes milled	89,036	100,450	94,886	90,882	82,893	75,596	71,789	79,255
Production
Silver (ounces)	648,810	597,111	550,010	565,966	420,001	370,668	484,937	459,924
Gold (ounces)	5,322	4,703	4,822	4,200	3,773	3,666	3,881	4,695
Lead (tonnes)	300	279	285	259	302	308	286	300
Zinc (tonnes)	491	441	406	443	395	431	402	411
Silver equivalent ounces	1,088,355	987,887	911,048	890,641	718,794	667,349	763,881	789,250
Silver payable ounces	607,898	622,339	534,664	461,249	381,302	352,288	508,801	369,672

Cost per tonne milled (USD)	$108.79	$102.12	$111.08	$121.53	$125.29	$121.38	$119.53	$125.16
Metrics per silver payable ounce
Cash cost (USD)	$6.63	$8.71	$12.23	$11.02	$15.03	$13.49	$8.85	$9.89
AISC (USD)	$12.54	$14.47	$21.46	$19.25	$24.40	$24.18	$15.77	$24.01

During the second quarter 2015, Great Panther's operations continued to build on the strong production results previously reported, posting the fourth consecutive quarter of record metal production on a Ag eq oz basis.

During the second quarter 2015, ore processed totaled 87,476 tonnes, representing an 8% increase compared to the second quarter of 2014, but a 12% decrease compared to the prior quarter. The increase over the second quarter of 2014 reflects the continued ramp-up in production at the San Ignacio Mine since commercial production commenced in June 2014. The recovery of some high-grade pillars at the Guanajuato Mine along with steps taken in the first quarter of 2015 to increase cut-off grades at the GMC and other measures to control grade enabled the Company to achieve a quarter-over-quarter increase in metal production with a 12% decrease in throughput.

1 Excludes purchased ore.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 7

During the second quarter of 2015, the Company’s quarterly production surpassed one million Ag eq oz for the first time. The 51% increase in production compared to the second quarter of 2014 primarily reflects the ramp-up in production at San Ignacio Mine since it commenced commercial production during the second quarter of 2014, augmented by higher ore grades at all operations.

The 10% increase in overall metal production for the second quarter of 2015 when compared to the first quarter of 2015 is predominantly attributable to the increase in grades at the GMC due to the aforementioned steps to increase cut-off grade and control grade variability, and the recovery of some high-grade pillars at the Guanajuato Mine.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 8

Cash cost was US$6.63 for the second quarter of 2015, a 56% decrease compared to US$15.03 for the second quarter of 2014. The decrease in cash cost was predominantly due to the increase in grades, which contributed to a 59% increase in payable silver ounces as well as higher by-product credits. Cash cost also benefitted from the strengthening of the US dollar compared to the Mexican peso which reduced production costs in US dollar terms.

Compared to the cash cost of the first quarter of 2015 of US$8.71, the decrease in second quarter 2015 cash cost was driven mainly by the notable improvement in silver and gold grades at the GMC, with the latter contributing to higher gold by-product credits during the period.

Cash cost and the associated by-product credits are computed based on sales during the period as opposed to production, and therefore, the amount of the by-product credit may not directly correlate to the production reported for the period.

AISC for the second quarter of 2015 decreased to US$12.54 from US$24.40 in the second quarter of 2014. This 49% decrease is primarily due to the reduction in cash cost. In addition, there was a reduction in general and administrative (“G&A”), sustaining exploration and evaluation (“E&E”) and sustaining capital expenditures on a per payable silver ounce basis as a result of the increase in payable silver ounces noted above. Compared to the first quarter of 2015, AISC decreased from US$14.47 to US$12.54, reflecting the above mentioned reduction in cash cost from first quarter 2015 to second quarter 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 9

Guanajuato Mine Complex

	2015		2014				2013
GUANAJUATO MINE	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Tonnes milled	45,734	56,417	58,467	57,887	50,766	47,243	55,547	60,536
Production
Silver (ounces)	382,132	324,482	331,884	341,329	216,393	178,385	330,949	289,671
Gold (ounces)	2,870	2,638	3,548	3,189	2,775	2,968	3,750	4,531
Silver equivalent ounces	568,714	495,942	544,722	532,659	382,884	356,495	555,933	561,544
Average ore grades
Silver (g/t)	282	196	193	200	148	133	202	166
Gold (g/t)	2.08	1.57	2.02	1.84	1.85	2.14	2.26	2.54
Metal recoveries
Silver	92.1%	91.2%	91.4%	91.9%	86.5%	88.6%	91.7%	89.4%
Gold	94.0%	92.5%	93.4%	93.2%	91.7%	91.5%	92.9%	91.8%
Concentrate grades
Silver (g/t)	12,837	12,048	11,070	10,862	9,584	8,948	11,216	9,028
Gold (g/t)	96	98	116	101	123	149	127	141

	2015		2014				2013
SAN IGNACIO MINE	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Tonnes milled	25,397	25,609	18,372	14,160	12,880	8,037	Nil	Nil
Production
Silver (ounces)	100,419	93,288	64,400	50,650	35,294	20,674	Nil	Nil
Gold (ounces)	2,303	1,910	1,136	887	873	530	Nil	Nil
Silver equivalent ounces	250,127	217,429	132,594	103,897	87,705	52,447	Nil	Nil
Average ore grades
Silver (g/t)	145	134	130	131	104	103	Nil	Nil
Gold (g/t)	3.22	2.68	2.21	2.26	2.55	2.47	Nil	Nil
Metal recoveries
Silver	85.1%	84.7%	84.0%	84.7%	81.8%	77.6%	Nil	Nil
Gold	87.5%	86.6%	87.1%	86.3%	82.9%	82.9%	Nil	Nil
Concentrate grades
Silver (g/t)	12,727	9,840	9,325	7,684	7,414	10,419	Nil	Nil
Gold (g/t)	292	201	165	135	183	267	Nil	Nil

GMC (Combined Guanajuato and	2015		2014				2013
San Ignacio)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Tonnes milled	71,131	82,026	76,839	72,047	63,646	55,280	55,547	60,536
Production
Silver (ounces)	482,551	417,770	396,284	391,979	251,687	199,059	330,949	289,671
Gold (ounces)	5,173	4,548	4,684	4,076	3,648	3,498	3,750	4,531
Silver equivalent ounces	818,841	713,371	677,316	636,556	470,589	408,942	555,933	561,544
Silver payable ounces	460,956	465,416	340,851	338,689	235,409	202,420	352,238	212,317
Average ore grades
Silver (g/t)	233	177	178	186	139	128	202	166
Gold (g/t)	2.49	1.92	2.07	1.92	1.99	2.19	2.26	2.54
Metal recoveries
Silver	90.5%	89.7%	90.1%	90.9%	88.4%	87.3%	91.7%	89.4%
Gold	91.0%	89.9%	91.8%	91.6%	89.4%	90.1%	92.9%	91.8%
Concentrate grades
Silver (g/t)	12,814	11,473	10,698	10,311	9,206	9,081	11,216	9,028
Gold (g/t)	137	125	126	107	133	160	127	141
Cost per tonne milled (USD)	$99.88	$90.77	$98.59	$108.16	$113.08	$109.66	$105.63	$108.42
Metrics per silver payable ounce
Cash cost (USD)	$4.88	$7.16	$10.05	$9.24	$14.49	$12.13	$5.34	$3.92
AISC (USD)	$8.93	$10.51	$17.50	$14.64	$20.96	$21.29	$10.11	$18.08

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 10

The GMC processed 71,131 tonnes in the second quarter of 2015, a 12% increase over the second quarter of 2014. The increase was primarily attributed to the ramp-up in production at the San Ignacio Mine which contributed 25,397 tonnes of ore in the second quarter of 2015, compared to 12,880 tonnes in the comparative period in 2014. The effect of the increase in tonnes processed from the San Ignacio Mine was somewhat offset by a reduction of tonnes processed from the Guanajuato Mine. Due to the increase in cut-off grades and the mining of high grade pillars, the Company was able to decrease throughput at the GMC by 13% compared to the first quarter of 2015, while still achieving a 12% increase in metal production.

Metal production totaled 818,841 Ag eq oz for the second quarter of 2015, a 74% increase over the second quarter of 2014. The increase in Ag eq oz produced primarily reflects the higher grades achieved at the GMC. San Ignacio also contributed 162,422 more Ag eq oz of production during the quarter when compared to the second quarter of 2014 when it commenced commercial production. In addition, the GMC operations achieved higher recoveries of silver and gold, relative to the second quarter of 2014.

Metal production increased 15% over the first quarter of 2015 primarily due to the increase in silver and gold grades and recoveries. The higher grades were achieved from the revised GMC mine plan for the quarter which focused on higher cut-off grades and the introduction of improved grade control measures.

Average ore grades for the second quarter of 2015 were 233g/t Ag and 2.49g/t Au, 67% and 25% higher, respectively, than the average ore grades of 139g/t Ag and 1.99g/t Au for the second quarter of 2014. Compared to the first quarter of 2015, second quarter 2015 average silver grades increased 32% and average gold grades increased 30%. Ore grades increased due to a number of factors including higher cut-off grades and new grade control measures implemented at all mining areas, and some high-grade pillar recoveries.

Silver recoveries at the GMC improved in the second quarter of 2015 relative to the same period in 2014, from 88.4% to 90.5%. Gold recoveries also increased slightly to 91%, from 89.4% in the second quarter of 2014, mainly as a result of the increase in ore grades. Similarly, the operations at the GMC experienced a slight increase in both silver and gold recoveries from 89.7% and 89.9% for silver and gold, respectively, in the first quarter of 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 11

Cash cost for the GMC decreased from US$14.49 in the second quarter of 2014 to US$4.88 in the second quarter of 2015. This was partly the result of the significant increase in silver grades and recoveries. In addition, the strengthening of the US dollar compared to the Mexican peso and the increase in by-product credits (stemming from higher gold grades) contributed to the lower cash cost.

Cash cost also decreased by 32% compared to the first quarter of 2015 cash cost of US$7.16, as silver grades and recoveries also improved on a quarter-over-quarter basis, as did gold by-product credits due to higher gold grades and gold production.

Cash cost and the associated by-product credits are computed based on sales during the period (rather than production) and, as such, the amount of the by-product credit may not directly correlate to the production reported for the period.

AISC for the second quarter of 2015 decreased to US$8.93 from US$20.96 in the second quarter of 2014. This was primarily a function of the decrease in cash cost as described above. In addition, there was a reduction in sustaining exploration and capital expenditures on a per payable silver ounce basis as a result of the increase in silver grades and payable silver ounces. The same factors also accounted for a decrease in AISC compared to the first quarter of 2015 from US$10.51 to US$8.93.

GMC Development

A total of 2,239 metres of underground development were completed during the quarter ended June 30, 2015 at the GMC, for a total of 3,496 metres for the six months ended June 30, 2015. Mine development was focused on the San Ignacio Mine and the Santa Margarita, Guanajuatito, Cata and Los Pozos zones within the Guanajuato Mine.

The Company’s second quarter 2015 drill program at the Guanajuato Mine amounted to 4,816 metres for a total of 8,250 metres in the six months ended June 30, 2015. The Company focused its underground drilling on the Cata and Valenciana zones, though the program also recently extended to the Los Pozos and San Cayetano zones.

Rehabilitation work on the Cata shaft was not undertaken during the second quarter but is expected to be completed in the third quarter of 2015.

Development at San Ignacio concentrated on infrastructure work including the preparation of loading bays, pumping stations and developing access levels to stopes. At San Ignacio, a 2015 surface drilling program of approximately 2,200 metres is expected to begin in the third quarter to further define the Melladito and Melladito 2 & 3 zones.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 12

	2015		2014				2013
TOPIA MINE	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Tonnes milled	16,345	17,225	15,735	16,983	17,318	17,351	14,054	16,362
Custom milling (tonnes)	1,560	1,198	2,312	1,852	1,929	2,965	2,188	2,357
Total tonnes milled	17,905	18,423	18,047	18,835	19,247	20,316	16,242	18,719
Production
Silver (ounces)	166,258	179,341	153,726	173,987	168,314	171,609	153,988	170,254
Gold (ounces)	149	155	138	124	125	168	131	164
Lead (tonnes)	300	279	285	259	302	308	286	300
Zinc (tonnes)	491	441	406	443	395	431	402	411
Silver equivalent ounces	269,514	274,515	233,732	254,085	248,205	258,407	207,948	227,706
Silver payable ounces	146,942	156,923	193,813	122,560	145,893	149,868	156,563	157,355
Average ore grade
Silver (g/t)	350	357	338	352	336	344	376	358
Gold (g/t)	0.48	0.44	0.45	0.41	0.40	0.56	0.49	0.55
Lead (%)	1.95	1.71	1.93	1.62	1.84	1.90	2.17	1.96
Zinc (%)	3.17	2.73	2.76	2.83	2.49	2.70	3.07	2.73
Metal recoveries
Silver	90.5%	90.8%	89.9%	90.5%	89.8%	89.4%	90.6%	90.4%
Gold	59.2%	63.5%	61.4%	55.3%	56.1%	53.8%	58.6%	56.4%
Lead	94.3%	94.5%	93.8%	94.4%	94.7%	93.4%	93.8%	93.5%
Zinc	94.6%	93.8%	93.6%	92.1%	91.6%	91.9%	93.2%	91.8%
Concentrate grades
Lead
Silver (g/t)	8,539	9,321	8,149	10,024	9,083	8,730	8,031	9,337
Gold (g/t)	6.54	6.79	6.35	6.29	5.77	7.39	5.98	7.61
Lead (%)	53.25	49.39	51.06	50.69	55.05	52.94	50.20	55.08
Zinc (%)	14.14	11.22	10.15	12.13	9.46	9.77	11.60	8.97
Zinc
Silver (g/t)	593	585	572	570	601	558	519	516
Gold (g/t)	1.28	1.43	1.26	1.01	1.24	1.42	1.16	1.56
Lead (%)	0.96	0.93	1.48	0.86	1.26	1.28	1.21	1.32
Zinc (%)	51.52	49.8	50.42	53.76	52.99	51.26	52.11	52.39
Cost per tonne milled (USD)	$144.18	$152.67	$164.29	$172.65	$165.64	$153.30	$167.04	$179.28
Metrics per silver payable ounce
Cash cost (USD)	$12.14	$13.31	$16.06	$15.93	$15.89	$15.32	$16.76	$17.95
AISC (USD)	$13.77	$14.15	$18.60	$19.96	$18.38	$17.90	$19.27	$20.97

Mill throughput for Topia in the second quarter of 2015 was 16,345 tonnes (excluding tonnes milled for third parties), a 6% decrease compared to the second quarter of 2014. The reductions in milling relative to comparative periods are attributed to fewer tonnes mined, reflecting ground conditions at the Argentina Mine and to narrower veins encountered at several of the other mines. Topia’s throughput decreased 5% compared to the first quarter of 2015 for same reasons as noted above.

Milling for third parties decreased 19% from the second quarter of 2014, but was 30% higher than the level of custom milling performed in the first quarter of 2015. Custom milling does not typically account for more than 15% of Topia’s total milling and is dependent on ore availability from a third party and the availability of milling capacity, and is therefore subject to variability. Custom milling is undertaken at the Topia Mine to utilize spare mill capacity and to provide additional contribution margin to the operations.

Metal production in the second quarter of 2015 increased 9% to 269,514 Ag eq oz compared to the second quarter of 2014. Metal production increased as a result of higher ore grades, separate processing campaigns for gold-rich mines, and commissioning of two additional flotation cells. The latter two factors contributed to an increase in metal recoveries.

Metal production decreased 2% compared to the first quarter of 2015 as a result of a reduction in throughput noted above.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 13

Though the grades and recoveries of gold, lead and zinc fluctuated between the current and preceding period, the impact thereof has not been significant.

Cash cost for the second quarter of 2015 decreased to US$12.14 from US$15.89 in the second quarter of 2014. The decrease in cash cost is primarily driven by the US dollar strengthening compared to the Mexican peso and, to a lesser extent, to the increase in ore grades and recoveries.

Cash cost decreased from US$13.31 in the first quarter of 2015, due to higher by-product credits associated with lead and zinc.

AISC for the second quarter of 2015 decreased to US$13.77 from US$18.38 in the second quarter of 2014 primarily due to the decrease in cash cost, as well as the reductions in mine development and sustaining capital expenditures.

AISC decreased from US$14.15 in the first quarter of 2015 primarily due to the lower cash cost per silver payable ounce, slightly offset by an increase in sustaining capital expenditures.

Topia Development

Underground development for the quarter ended June 30, 2015 was limited to 221 metres, and 381 metres for the six months then ended, at the Argentina Mine and the Socavon Victoria.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 14

RESOURCE UPDATE

Topia Mine

On July 9, 2015, the Company provided an update to the Mineral Resource at the Topia Mine, with an effective date of November 30, 2014.

The updated Mineral Resource Estimate is as follows:

Category	Tonnage	Ag g/t	Au g/t	Pb %	Zn %
Total Measured	180,400	606	1.44	4.26	4.52
Total Indicated	165,800	644	1.17	4.75	3.82
Total M&I	346,200	624	1.31	4.50	4.19
Total Inferred	357,400	592	1.31	3.44	3.96

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Mineral Resources are reported using different Net Smelter Return (NSR) cut-off values for the different mines as follows: US$167/t for the 1522 Mine, US$197/t for Argentina, US$153/t for Durangueno, US$189/t for Hormiguera, US$196/t for Recompensa, US$173/t for El Rosario, and US$204/t for La Prieta.
3.	Area-specific bulk densities are as follows: Argentina - 3.06t/m3; 1522 - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.
4.	A minimum mining width of 0.30 metres was used.
5.	Mineral Resources are estimated using metal prices of: US$1,200/oz Au, US$17.00/oz Ag, US$0.90/lb Pb, and US$0.95/lb Zn. Silver equivalent calculations used the same metal pricing and 2014 recoveries of 89.9% for Ag, 56.4% for Au, 94.0% for Pb and 92.3% for Zn.
6.	Totals may not agree due to rounding.

The estimated metal contents are as follows:

Category	Tonnage	Ag oz	Au oz	Pb lbs	Zn lbs	Ag eq oz
M&I Resource	346,200	6,950,000	14,560	34,320,000	31,950,000	11,580,000
Inferred Resource	357,400	6,810,000	15,060	27,140,000	31,240,000	11,050,000

The Mineral Resource Estimate was classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves and, as such, is consistent with the requirements of NI 43-101. It replaces the previous estimate completed in 2013.

While most of the current resource base came from the Company's diamond drilling and underground development, the resource estimated for certain veins on the property (e.g. Argentina) came largely from the verification of sampling on levels that are planned for access in 2015 and later, and that are still intact.

Guanajuato Mine Complex

The most recent mineral resource update for the GMC was published on February 23, 2015 and is contained in the technical report entitled “NI 43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcón Project, dated February 25, 2015” and filed on SEDAR on February 25, 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 15

El Horcón Project

The El Horcón Project resource estimate is contained in the GMC resource update referenced above, and was prepared based on the most recent surface drill program completed by the Company during 2013. No drilling is being undertaken on El Horcón in 2015.

As of the date of this MD&A, the Company had fully secured mineral property titles (“concessions”) for all of its 7,909 hectares related to the El Horcón Project. Three of the Company’s mineral property title claims were previously cancelled due to what the Company believes was an administrative error on the part of the government agency which manages mineral property titles in Mexico. The Company was in the process of having the claims reinstated and, on July 28, 2015, had successfully reinstated all the concessions. Neither the status of the mineral property claims, or the process to reinstate the claims has affected the Company’s exploration work to date as it has not involved the claims in question.

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets out selected quarterly financial results which have been prepared in accordance with IFRS, except for cost of sales before non-cash items, gross profit before non-cash items, and adjusted EBITDA which are non-IFRS measures:

(in CAD thousands, except per share amounts)	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013
Revenue	$19,183	$20,250	$14,244	$12,801	$14,465	$12,880	$15,837	$14,313
Cost of sales before non-cash items[1]	12,470	13,598	12,085	9,883	12,038	9,609	10,118	8,780
Gross profit before non-cash items[1]	6,713	6,652	2,159	2,918	2,427	3,271	5,719	5,533
Gross profit (loss)[2]	1,668	524	(2,693)	(1,521)	(1,529)	(418)	1,523	2,645
Net income (loss) for the period	(4,722)	3,588	(26,948)	(970)	(4,492)	(602)	(7,359)	(1,523)
Basic earnings (loss) per share	(0.03)	0.03	(0.19)	(0.01)	(0.03)	(0.00)	(0.05)	(0.01)
Diluted earnings (loss) per share	(0.03)	0.03	(0.19)	(0.01)	(0.03)	(0.00)	(0.05)	(0.01)
Adjusted EBITDA[1]	4,205	3,688	(1,211)	1,267	213	(545)	4,101	3,865

Revenue varies based on the quantity of metal produced, metal prices, exchange rates and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, therefore, revenue and cost of sales generally do not exhibit variations due to seasonality.

In the following paragraphs, quarterly results are discussed relative to the preceding quarter’s results.

Though revenue during the second quarter of 2015 decreased 5% from the preceding quarter, mainly due to declines in commodity prices, the period was notable for the increased grades and metal recoveries achieved at the GMC which resulted in the second consecutive quarter of gross profit improvement. The improvement in gross profit was more than offset by foreign exchange losses recognized on US-denominated intercompany debt as the US dollar strengthened against the Mexican peso, resulting in a $4.7 million net loss for the quarter.

The first quarter of 2015 was marked by increased production and the depreciation of the Canadian dollar against the US dollar which, along with increased production and metal sales, contributed to the increase in revenue reported. These were also the primary factors in the 209% increase in gross profit before non-cash items compared to the fourth quarter of 2014. In addition to the increases in revenue and gross profit discussed above, significant foreign exchange gains recognized by the Company’s subsidiaries on intercompany debt and net working capital contributed to a large increase in net income.

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items, gross profit before non-cash items, and Adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[2]	Also referred to as “Earnings from mining operations”.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 16

In the fourth quarter of 2014, revenue increased by 11% mainly due to the 12% increase in Ag eq oz sales, which offset lower realized metal prices. Net loss increased primarily due to an $11.7 million non-cash pre-tax impairment charge, $4.6 million in income tax expense compared to an income tax recovery of $0.3 million in the previous quarter, the realization of a $4.4 million foreign exchange loss in the quarter compared to a foreign exchange gain of $2.1 million in the previous quarter, a $1.2 million increase in gross loss, a $0.6 million increase in G&A expenditures and a $0.2 million increase in E&E expenditures.

In the third quarter of 2014, revenue decreased by 12% mainly due to a 5% decrease in the average realized silver price. Net loss decreased primarily due to the realization of a $2.1 million foreign exchange gain in the quarter compared to a $2.8 million foreign exchange loss in the previous quarter. A decrease in G&A expenses of $0.4 million and the receipt of $0.5 million in insurance proceeds included in finance and other income also contributed to the decrease in net loss. These impacts were partially offset by a $0.3 million increase in E&E expenses and a $1.9 million reduction in income tax recovery.

In the second quarter of 2014, revenue increased due to an 18% increase in Ag eq oz metal sales. However, gross loss increased $1.1 million due to higher cost of sales. Net loss increased significantly as the Company realized a $2.8 million foreign exchange loss in the second quarter of 2014, compared to a $3.8 million gain in the prior quarter. The fluctuation was due primarily to the strengthening of the Canadian dollar against the Mexican peso. These impacts were partially offset by a $1.1 million decrease in G&A and E&E expenses and costs associated with the illegal occupation of the Guanajuato plant and administration facilities incurred in the first quarter of 2014 which did not recur in the second quarter.

In the first quarter of 2014, revenue decreased due to the decrease in metal production and lower metal prices. Net loss decreased significantly in the first quarter of 2014 as the fourth quarter of 2013 reflected a non-recurring $12.0 million impairment charge. Net loss for the first quarter of 2014 reflected a $1.9 million decrease in gross profit due to lower sales volume as a result of lower metal production and lower metal prices, $1.2 million of San Ignacio development expenditures, and $0.7 million in costs associated with the illegal occupation of the Guanajuato plant and administration facilities in March.

In the fourth quarter of 2013, revenue increased due to an increase in metal sales which offset a decline in metal prices. Net loss increased due primarily to a $12.0 million pre-tax non-cash impairment charge, and to a lesser extent, due to a decrease in gross profit. These factors were partly offset by decreases in G&A and E&E expenses, and realization of a $4.0 million foreign exchange gain in the quarter compared to a $3.5 million foreign exchange loss in the previous quarter.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 17

RESULTS OF OPERATIONS

Three months ended June 30, 2015

Sales quantities by metal for the quarters ended June 30, 2015 and 2014 were as follows:

	Q2 2015			Q2 2014
	GMC	Topia	Total	GMC	Topia	Total
Silver (ounces)	460,956	146,942	607,898	235,409	145,893	381,302
Gold (ounces)	5,189	91	5,281	4,015	91	4,106
Lead (tonnes)	-	278	278	-	264	264
Zinc (tonnes)	-	332	332	-	279	279
Silver equivalent ounces	798,308	224,418	1,022,727	476,332	187,726	664,058

Revenue related to contained metals in concentrates for the quarters ended June 30, 2015 and 2014 were as follows:

(in CAD thousands)	Q2 2015			Q2 2014
	GMC	Topia	Total	GMC	Topia	Total
Silver revenue	$8,820	$2,813	$11,633	$5,317	$3,234	$8,551
Gold revenue	7,587	132	7,719	5,713	119	5,832
Lead revenue	-	648	648	-	673	673
Zinc revenue	-	879	879	-	621	621
Ore processing revenue and other	-	154	154	-	168	168
Smelting and refining charges	(1,054)	(796)	(1,850)	(686)	(694)	(1,380)
Total revenue	$15,353	$3,830	$19,183	$10,344	$4,121	$14,465

The Company’s average realized metal prices and the average Canadian dollar exchange rates against the United States dollar and the Mexican peso for the quarters ended June 30, 2015 and 2014 were as follows:

	Q2 2015	Q2 2014
Silver (USD/oz)	$15.47	$20.50
Gold (USD/oz)	$1,181	$1,306
Lead (USD/lb)	$0.86	$0.98
Zinc (USD/lb)	$0.98	$0.99
USD/CAD	0.8134	0.9173
MXP/CAD	12.47	11.92

For the second quarter of 2015, the Company earned revenue of $19.2 million, compared to $14.5 million for the second quarter of 2014. The $4.7 million increase in revenue is primarily attributable to a 54% increase in metal sales volume as a result of an increase in metal production. In addition, the 11% appreciation of the US dollar against the Canadian dollar had the effect of increasing revenue reported in Canadian dollars. These factors more than offset the impact of 25% and 10% decreases in average realized silver and gold prices in US dollars, respectively.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 18

Compared to the first quarter of 2015, revenue decreased by $1.1 million primarily due to the decrease in average realized gold and silver prices. Metal sales volume for the second quarter of 2015 was comparable to the first quarter of 2015.

Revenue, Cost of Sales and Gross Profit (in CAD thousands)	Q2 2015	Q2 2014	% Change	Q1 2015	% Change
Revenue	$19,183	$14,465	33%	$20,250	(5)%
Cost of sales:
Production costs (cost of sales before non-cash items)[1]	12,470	12,038	4%	13,598	(8)%
Amortization and depletion	5,010	3,911	28%	6,000	(17)%
Share-based payments	35	45	(22)%	128	(73)%
Total cost of sales	$17,515	$15,994	10%	$19,726	(11)%
Gross profit (loss)	$1,668	$(1,529)	209%	$524	218%
Gross profit (loss) (% of revenue)	9%	(11)%		3%
Add:
Amortization and depletion	$5,010	$3,911	28%	$6,000	(17)%
Share-based payments	35	45	(22)%	128	(73)%
Gross profit before non-cash items[1]	$6,713	$2,427	177%	$6,652	1%
Gross profit before non-cash items (% of revenue)	35%	17%		33%

Cost of sales before non-cash items increased 4% to $12.5 million for the second quarter of 2015, compared to $12.0 million in the second quarter of 2014. The increase in cost of sales is wholly attributable to the increase in metal sales volume. However, the increase was significantly less than the 54% increase in unit metal sales on an Ag eq oz basis, as higher ore grades at all of the Company’s mines enabled the production of significantly more metal ounces at lower throughput rates. This resulted in a significant decrease in cash cost and other unit cost measures.

Compared to the first quarter of 2015, cost of sales before non-cash items decreased 8%, primarily attributable to the increase in ore grades at the GMC.

Gross profit before non-cash items increased by $4.3 million in the second quarter of 2015 compared to the second quarter of 2014, as a result of the $4.7 million increase in revenues which exceeded the $0.4 million increase in cost of sales before non-cash items. The proportionately higher increase in revenue is attributable to the impact of the US dollar strengthening against the Canadian dollar, as well as the 59% increase in payable silver ounces sold at a significantly lower unit cash cost.

Gross profit before non-cash items remained relatively unchanged in the second quarter of 2015 compared to the first quarter of 2015. A $1.1 million decrease in revenue was offset by a decrease in cost of sales before non-cash items in the same amount. The impact of the decrease in realized silver and gold prices was offset by the lower cash cost realized as a result of the increase in ore grades at Guanajuato.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales increased to $5.0 million in the second quarter of 2015 from $3.9 million in the second quarter of 2014. This was due to a reduction in the M&I resource at the Guanajuato Mine based on the updated Mineral Resource Estimate issued in February 2015. The reduction of the resource estimate has the effect of reducing the amortization base and therefore increasing the amortization expense per unit produced and sold.

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 19

Amortization and depletion relating to cost of sales decreased 17% compared to the first quarter of 2015 largely due to a 24% decrease in tonnes mined at the Guanajuato Mine.

(in CAD thousands)	Q2 2015	Q2 2014	% Change	Q1 2015	% Change
General & administrative (G&A) expenses	$1,763	$1,854	(5)%	$2,235	(21)%
Exploration & evaluation (E&E) expenses	$1,041	$535	95%	$973	7%
Finance and other expense ( income)	$3,765	$2,768	36%	$(6,110)	162%
Income tax expense (recovery)	$(179)	$(2,194)	(92)%	$(162)	10%
Net income (loss) for the period	$(4,722)	$(4,492)	(5)%	$3,588	(232)%

G&A expenses were $1.8 million for the second quarter of 2015 compared to $1.9 million for the same period in 2014. The decrease primarily reflects the write-off of approximately $0.1 million in Mexican value added tax refunds during the second quarter of 2014.

Compared to the first quarter of 2015, G&A expenses incurred in the second quarter of 2015 decreased $0.5 million. The decrease reflects the timing of certain corporate expenditures, such as audit and filing fees and short-term incentive bonuses, which are concentrated in the first quarter of each year.

E&E expenses were $1.0 million for the second quarter of 2015 compared to $0.5 million for the same period in 2014. The increase is primarily a function of an increase in ongoing development expenditures for San Ignacio, which continue to be expensed as the mine does not meet the criteria for capitalization under IFRS. The Company also recorded an increase in share-based compensation and legal and due diligences fees associated with the Coricancaha and Cangold transactions which were not capitalized.

E&E expenses remained relatively unchanged at $1.0 million in the second quarter of 2015 compared to the first quarter 2015.

Finance and other expense amounted to $3.8 million for the second quarter of 2015, compared to finance and other expense of $2.8 million for the same period in 2014. The change is primarily associated with a $1.0 million increase in foreign currency loss recognized in the second quarter of 2015, compared to the comparative period. Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances relative to the functional currency of the Company’s subsidiaries to the Company’s reporting currency. The Company’s Mexican subsidiaries have the Mexican peso as their functional currency. The Company has a significant US dollar intercompany loan owing by one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses in the accounts of the Mexican subsidiary. These unrealized gains and losses are recognized in the consolidated net income of the Company.

The $3.8 million in finance and other expense in the second quarter of 2015 compares to $6.1 million in finance and other income in the prior quarter. The change is primarily associated with a $3.8 million foreign currency loss recognized in the second quarter of 2015, compared to a foreign currency gain of $6.0 million in the first quarter of 2015. Please refer to the preceding paragraph for the nature of these foreign exchange gains and losses.

The Company recorded a net income tax recovery of $0.2 million during the second quarter of 2015, predominantly as a result of a reduction in the Company’s estimate of future special mining duties which are expected to become payable by its Mexican operations. This deferred income tax recovery was net of a $0.1 million current income tax expense. The net income tax recovery in the second quarter of 2014 amounted to $2.2 million and relates to pre-tax losses by the Company’s operations in Mexico recognized in the period.

The net income tax recovery for the second quarter of 2015 is unchanged from the first quarter of 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 20

Net loss for the second quarter of 2015 was $4.7 million, compared to a net loss of $4.5 million for the same period in 2014. The increase in net loss is primarily attributable to the $1.0 million increase in foreign exchange loss described above, as well as a reduction in the income tax recovery from $2.2 million in second quarter 2014 to $0.2 million in the second quarter 2015. These factors were almost completely offset by the $3.2 million increase in gross profit.

Net loss for the second quarter of 2015 compares to a net income of $3.6 million incurred in the first quarter of 2015. The loss position in the second quarter is largely driven by the foreign exchange losses of $3.8 million described above, whereas the first quarter of 2015 included finance and other income of $6.1 million. The impact of the foreign exchange loss in the second quarter of 2015 was partly offset by the $1.2 million higher gross profit and $0.4 million lower G&A expenses in the second quarter of 2015, when compared to the first quarter 2015.

Adjusted EBITDA was $4.2 million for the second quarter of 2015, compared to adjusted EBITDA of $0.2 million for the same period in 2014. The increase in adjusted EBITDA reflects the $4.3 million increase in gross profit before non-cash items and a $0.1 million decrease in G&A expenses.

Adjusted EBITDA increased from $3.7 million in the first quarter of 2015 primarily due to a $0.5 million decrease in G&A expenses.

Six months ended June 30, 2015

Sales quantities by metal for the six months ended June 30, 2015 and 2014 are as follows:

	Six months ended June 30, 2015			Six months ended June 30, 2014
	GMC	Topia	Total	GMC	Topia	Total
Silver (ounces)	926,372	303,866	1,230,238	437,828	295,761	733,589
Gold (ounces)	10,080	169	10,249	6,805	188	6,993
Lead (tonnes)	-	510	510	-	575	575
Zinc (tonnes)	-	633	633	-	550	550
Silver equivalent ounces	1,581,644	449,090	2,030,734	846,128	382,373	1,228,501

Revenue related to contained metals in concentrates for the six months ended June 30, 2015 and 2014 is as follows:

(in CAD thousands)	Six months ended June 30, 2015			Six months ended June 30, 2014
	GMC	Topia	Total	GMC	Topia	Total
Silver revenue	$18,744	$6,168	$24,912	$10,314	$6,618	$16,932
Gold revenue	14,944	250	15,194	9,740	267	10,007
Lead revenue	-	1,171	1,171	-	1,371	1,371
Zinc revenue	-	1,657	1,657	-	1,239	1,239
Ore processing revenue and other	-	272	272	-	425	425
Smelting and refining charges	(2,186)	(1,586)	(3,772)	(1,186)	(1,443)	(2,629)
Total revenue	$31,502	$7,932	$39,434	$18,868	$8,477	$27,345

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 21

The Company’s average realized metal prices and the average Canadian exchange rates against the United States dollar and the Mexican peso for the six month periods ended June 30, 2015 and 2014 are as follows:

	Six months ended June 30, 2015	Six months ended June 30, 2014
Silver (USD/oz)	$16.24	$18.28
Gold (USD/oz)	$1,192	$1,245
Lead (USD/lb)	$0.84	$0.96
Zinc (USD/lb)	$0.95	$0.93
USD/CAD	0.8095	0.9116
MXP/CAD	12.19	11.96

For the six months ended June 30, 2015, the Company earned revenues of $39.4 million, compared to $27.3 million for the comparative period in 2014, an increase of 44%. This increase is the result of a 65% increase in sales volume on a silver equivalent ounce basis (associated with the 50% increase in production and a drawdown of 2014 year-end inventory), and an 11% appreciation of the US dollar against the Canadian dollar which had the effect of increasing revenue reported in Canadian dollars. These factors more than offset the impact of 11% and 4% decreases in average realized silver and gold prices in US dollars, respectively.

Revenue, Cost of Sales and Gross Profit (in CAD thousands)	Six months ended June 30, 2015	Six months ended June 30, 2014	% Change
Revenue	$39,434	$27,345	44%
Cost of sales:
Production costs (cost of sales before non-cash items)[1]	26,068	21,647	20%
Amortization and depletion	11,010	7,545	46%
Share-based payments	163	100	63%
Total cost of sales	$37,241	29,292	27%
Gross profit (loss)	$2,193	$(1,947)	213%
Gross profit (loss) %	6%	(7)%
Add:
Amortization and depletion	$11,010	$7,545	46%
Share-based payments	163	100	63%
Gross profit before non-cash items[1]	$13,366	$5,698	135%
Gross profit before non-cash items %	34%	21%

Cost of sales before non-cash items increased 20% to $26.1 million for the six months ended June 30, 2015, compared to $21.6 million in the same period of 2014. The percentage increase was much less than the 65% increase in sales volume on a silver equivalent ounce basis as a significant improvement in grades contributed to much lower unit production costs compared to the same period in the prior year.

Gross profit before non-cash items increased by $7.7 million during the six months ended June 30, 2015 as a result of the $12.1 million increase in revenues which exceeded the $4.5 million increase in cost of sales before non-cash items. The proportionately higher increase in revenue is attributable to the impact of the US dollar strengthening compared to the Canadian dollar and a reduction in cash cost.

[1]	The Company has included the non-IFRS performance measures, cost of sales before non-cash items and gross profit before non-cash items, throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 22

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales increased to $11.0 million for the first half of 2015 from $7.5 million in the first half of 2014. This was due to a reduction in the M&I resource at the Guanajuato Mine based on the updated Mineral Resource Estimate issued in February 2015. The reduction of the Resource Estimate has the effect of reducing the amortization base and therefore increasing the amortization expense per unit produced and sold. Furthermore, there was a 6% increase in tonnes mined at the Guanajuato Mine which also contributed to the increase in amortization and depletion.

(in CAD thousands)	Six months ended June 30, 2015	Six months ended June 30, 2014	% Change
General & administrative (G&A) expenses	$4,000	$3,551	13%
Exploration & evaluation (E&E) expenses	2,013	2,151	(6)%
Finance and other (income) expense	(2,346)	(389)	503%
Income tax expense (recovery)	(342)	(2,166)	84%
Net income (loss) for the period	$(1,132)	$(5,094)	80%

G&A expenses were $4.0 million for the six months ended June 30, 2015 compared to $3.6 million for the comparative period in 2014. The increase reflects a $0.2 million increase in salaries and share-based compensation and $0.2 million in one-time consulting charges in the areas of IT and accounting.

E&E expenses decreased by $0.2 million during the first six months of 2015 compared to the same period in 2014. The decrease is primarily due to a reduction in the San Ignacio development expenditures as significant expenditures were incurred in the first half of 2014 to prepare the mine for commercial production.

Finance and other income amounted to $2.3 million for the six months ended June 30, 2015, an increase of $1.9 million compared to the same period in 2014. The change is primarily associated with a $1.2 million increase in the foreign currency gains recognized in first six months of 2015, compared to the comparative period in 2014. The balance of the variance is attributable to $0.7 million in losses and expenditures associated with the illegal occupation of the Guanajuato plant and administrative facilities during the first quarter of 2014.

The Company reported a net income tax recovery of $0.3 million during the six months ended June 30, 2015, predominantly as a result of a $0.6 million reduction in the Company’s estimate of future special mining duties which are expected to become payable by its Mexican operations. This reduction in the Company’s estimate of future special mining duties was offset by a $0.2 million current income tax expense. The net income tax recovery during the six-month period ended June 30, 2014 amounted to $2.2 million and relates to pre-tax losses by the Company’s operations in Mexico recognized in the period.

Net loss for the first six months of 2015 was $1.1 million, compared to a net loss of $5.1 million for the same period in 2014. The Company benefitted from the $4.1 million improvement in gross profit and $1.9 million increase in finance and other income during the first half of the year, as well as the $0.2 million reduction in exploration expenses. The impact of these factors was offset by a reduction in net income tax recovery of $1.8 million and a $0.4 million increase in G&A, when compared to the first half of 2014.

Adjusted EBITDA was $7.9 million for the first half of 2015, compared to adjusted EBITDA of negative $0.3 million for the comparative period of 2014. The increase in adjusted EBITDA is attributable to a $7.7 million increase in gross profit before non-cash items. In addition, cash exploration and evaluation expenses decreased by $0.3 million during the six months ended June 30, 2015, compared to the six months ended June 30, 2014, and there were $0.7 million in losses and expenditures associated with the aforementioned illegal occupation incurred during the first quarter of 2014, while there were no such losses realized in the first half of 2015. These factors were partly offset by the $0.4 million increase in G&A expenses.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 23

OUTLOOK

On July 14, 2015, the Company announced an increase in its production guidance for 2015 by approximately 8%, from 3.5 to 3.6 million Ag eq oz to 3.8 to 3.9 million Ag eq oz as a result of better than expected production results for the first half of 2015. While improved grade control and higher cut-off grades at all mines should maintain higher production levels, it is still early in the production history of the South Extension zones at San Ignacio. Grade fluctuations are possible and the Company may consider alternate mining methods in order to reduce costs which could also impact head grades. The revised guidance represents an approximate 21% increase over 2014 production, including a small impact from the change in ratios in determining Ag eq oz to account for the movement in metal prices over the past year.

After a review of its previously issued cash cost and AISC guidance for 2015, the Company is reducing its cash cost and AISC guidance. The reduction reflects strong cash cost and AISC results for the first half of the year. Cash cost guidance is reduced to US$9.00 to US$10.00, from US$11.50 to US$12.50, and AISC is reduced to US$15.00 to US$17.00 from US$18.50 to US$19.85.

Production and cash cost guidance	FY 2014 Actual	1H 2015 Actual	2015 Guidance Range	2015 Revised Guidance
Total silver equivalent ounces[1]	3,187,832	2,076,241	3,500,000 – 3,600,000	3,800,000 – 3,900,000
Cash cost per silver payable ounce (USD)[2]	$12.78	$7.68	$ 11.50 – $ 12.50	$ 9.00 – $ 10.00
AISC (USD) [2]	$22.07	$13.52	$ 18.50 – $ 19.85	$ 15.00 – $ 17.00

On July 2, 2015, the Company provided an update on its diamond drilling programs for the second half of 2015. As a result of the completion of the Cangold acquisition and the signing of the Coricancha option, total planned drilling metres for 2015 increased to 29,700 metres from 19,000 metres, which translates into $3 to $4 million of additional exploration and evaluation expenditures for 2015. The 29,700 metres comprises drilling metres for the GMC, and the GDLR and Coricancha projects.

The Company is maintaining its guidance for $10 to $12 million in capital expenditures for 2015 comprising capitalized mine development and diamond drilling, and for the acquisition of new mining and plant equipment. Drilling related to the projects is not included in this figure as such expenditures are not capitalized, but are considered E&E expenses.

[1]	Silver equivalent ounces are referred to throughout this document. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2014 Aq eq oz was established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb., and US$0.85 per lb. for silver, gold, lead and zinc, respectively.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost per silver payable ounce, all-in cost per silver payable ounce (“AIC”), all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 24

NON-IFRS MEASURES

The Company has included certain non-IFRS performance measures throughout this MD&A, including cost per tonne milled, cash cost, AISC, gross profit before non-cash items and cost of sales before non-cash items, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-IFRS measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others and, accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cost per tonne milled

The Company uses the non-IFRS measure of cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is reported in US dollars and calculated based on the total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to metal production during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of its key performance indicators of results of operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between cost per tonne milled and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below.

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended June 30, 2015 and 2014:

	GMC		Topia		Consolidated
(in USD thousands, except ounces and where noted otherwise)	Q2 2015	Q2 2014	Q2 2015	Q2 2014	Q2 2015	Q2 2014
Production costs (sales basis) (CAD thousands)	$9,266	$8,731	$3,204	$3,307	$12,470	$12,038
Production costs converted to USD (sales basis)	7,534	8,024	2,606	3,035	10,140	11,059
Change in concentrate inventory	(430)	(827)	(25)	153	(455)	(674)
Production costs (production basis)	$7,104	$7,197	$2,581	$3,188	$9,685	$10,385
Tonnes milled, including custom milling	71,131	63,646	17,905	19,247	89,036	82,893
Cost per tonne milled (USD)	$99.88	$113.08	$144.18	$165.64	$108.79	$125.29

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 25

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the six months ended June 30, 2015 and 2014:

	GMC		Topia		Consolidated
(in USD thousands, except ounces and where noted otherwise)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs (sales basis) (CAD thousands)	$19,536	$14,995	$6,532	$6,652	$26,068	$21,647
Production costs converted to USD (sales basis)	15,846	13,694	5,284	6,065	21,130	19,759
Change in concentrate inventory	(1,296)	(435)	110	238	(1,186)	(198)
Production costs (production basis)	$14,550	$13,259	$5,394	$6,302	$19,944	$19,561
Tonnes milled, including custom milling	153,158	118,925	36,328	39,563	189,486	158,488
Cost per tonne milled (USD)	$95.00	$111.49	$148.49	$159.30	$105.25	$123.43

Cash cost

The Company uses the non-IFRS measure of cash cost to manage and evaluate operating performance at each of its mines. It is a widely reported measure in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenues attributable to sales of by-product metals net of the respective smelting and refining charges. By-products consist of gold at the GMC, and gold, lead and zinc at Topia.

Management believes that the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability even during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes these measures provide investors and analysts with useful information about its underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure and is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

The Company’s primary business is silver production and its future development and current operations focus on maximizing returns from silver production, with other metal production being incidental to the silver production process. Accordingly, gold, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-IFRS cost performance measures are disclosed on a per silver payable ounce basis. When deriving the production costs associated with an ounce of silver, the Company includes by-product credits from gold, zinc and lead sales incidental to the silver production process, thereby allowing the Company’s management and other stakeholders to assess the net costs of silver production.

To facilitate a better understanding of this measure as calculated by the Company, a detailed reconciliation between the cash cost and the Company’s cost of sales as reported in the Company’s consolidated statements of comprehensive income is provided below. A breakdown is provided as to how the by-product revenues applied are attributed to the individual by-product metals.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 26

The following table reconciles cash cost to production costs for the three months ended June 30, 2015 and 2014, as reported in the Company’s condensed interim consolidated financial statements:

	GMC		Topia		Consolidated
(in USD thousands, except ounces and where noted otherwise)	Q2 2015	Q2 2014	Q2 2015	Q2 2014	Q2 2015	Q2 2014
Production costs (CAD thousands)	$9,266	$8,731	$3,204	$3,307	$12,470	$12,038
Production costs (as converted to USD)	7,534	8,024	2,605	3,035	10,139	11,059
Smelting and refining charges	846	630	648	637	1,494	1,267
Revenue from custom milling	-	-	(125)	(58)	(125)	(58)
Cash operating costs	$8,380	$8,654	$3,128	$3,614	$11,508	$12,268
Gross by-product revenue[1]
Gold by-product revenue	(6,132)	(5,242)	(108)	(109)	(6,240)	(5,351)
Lead by-product revenue	-	-	(524)	(570)	(524)	(570)
Zinc by-product revenue	-	-	(712)	(617)	(712)	(617)
Cash operating costs, net of by-product revenue	$2,248	$3,412	$1,784	$2,318	$4,032	$5,730
Silver payable ounces sold	460,956	235,409	146,942	145,893	607,898	381,302
Cash cost per silver payable ounce (USD)	$4.88	$14.49	$12.14	$15.89	$6.63	$15.03

The following table reconciles cash cost to production costs for the six months ended June 30, 2015 and 2014, as reported in the Company’s condensed interim consolidated financial statements:

	GMC		Topia		Consolidated
(in USD thousands, except ounces and where noted otherwise)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Production costs (CAD thousands)	$19,536	$14,995	$6,532	$6,652	$26,068	$21,647
Production costs (as converted to USD)	15,846	13,694	5,284	6,065	21,130	19,759
Smelting and refining charges	1,745	1,082	1,276	1,316	3,021	2,398
Revenue from custom milling	-	-	(221)	(146)	(221)	(146)
Cash operating costs	$17,591	$14,776	$6,339	$7,235	$23,930	$22,011
Gross by-product revenue[2]
Gold by-product revenue	(12,011)	(8,908)	(202)	(243)	(12,213)	(9,151)
Lead by-product revenue	-	-	(937)	(1,129)	(937)	(1,129)
Zinc by-product revenue	-	-	(1,327)	(1,249)	(1,327)	(1,249)
Cash operating costs, net of by-product revenue	$5,580	$5,868	$3,873	$4,614	$9,453	$10,482
Silver payable ounces sold	926,372	437,829	303,866	295,760	1,230,238	733,589
Cash cost per silver payable ounce (USD)	$6.02	$13.40	$12.75	$15.60	$7.68	$14.29

[1]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at GMC and gold, lead and zinc at Topia, net of the respective smelting and refining charges and net of mining duties calculated on the applicable gross revenue. The by-product revenues attributable to each by-product metal are included.
[1]	Gross by-product revenue is defined as revenue from the by-products of silver, specifically gold at GMC and gold, lead and zinc at Topia, net of the respective smelting and refining charges and net of mining duties calculated on the applicable gross revenue. The by-product revenues attributable to each by-product metal are included.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 27

All-in sustaining cost (AISC)

AISC is a non-IFRS measure and has been calculated based on World Gold Council (“WGC”) guidance released in 2013. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of silver at its operations as the measure includes sustaining capital and development expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenues and adds G&A expenditures inclusive of share-based payments, accretion of reclamation and remediation costs, sustaining E&E expenses, sustaining mine development costs and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded from sustaining capital expenditures are non-sustaining capital expenditures which are capital expenditures that result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, future earning potential, or result in significant improvements in recovery or grade.

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the three months ended June 30, 2015 and 2014:

	GMC		Topia		Corporate		Consolidated
(in USD thousands, except ounces)	Q2 2015	Q2 2014	Q2 2015	Q2 2014	Q2 2015	Q2 2014	Q2 2015	Q2 2014
Cash operating costs, net of by-product revenue [1]	$2,248	$3,412	$1,784	$2,318	$-	$-	$4,032	$5,730
G&A costs inclusive of share-based payments	-	-	-	-	1,484	1,687	1,484	1,687
Accretion of reclamation and remediation costs	3	12	4	23	-	-	7	35
Sustaining E&E costs	458	263	85	6	-	-	543	269
Sustaining mine development costs	658	932	104	239	-	-	762	1,171
Sustaining capital expenditures	750	315	46	96	-	-	796	411
All-in sustaining costs	$4,117	$4,934	$2,023	$2,682	$1,484	$1,687	$7,624	$9,303
Silver payable ounces sold	460,956	235,409	146,942	145,893	n/a	n/a	607,898	381,302
AISC per silver payable ounce	$8.93	$20.96	$13.77	$18.38	n/a	n/a	$12.54	$24.40

[1]	Cash operating costs, net of by-product revenue, are reconciled to the Company’s financial statements in the cash cost table.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 28

The following table reconciles cash operating costs, net of by-product revenue, to AISC for the six months ended June 30, 2015 and 2014:

	GMC		Topia		Corporate		Consolidated
(in USD thousands, except ounces)	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Cash operating costs, net of by-product revenue [1]	$5,580	$5,868	$3,873	$4,614	$-	$-	$9,453	$10,482
G&A costs inclusive of share-based payments	-	-	-	-	3,377	3,212	3,377	3,212
Accretion of reclamation and remediation costs	9	25	13	45	-	-	22	70
Sustaining E&E costs	1,239	501	94	18	-	-	1,333	519
Sustaining mine development costs	1,101	1,909	188	499	-	-	1,289	2,408
Sustaining capital expenditures	1,078	941	79	188	-	-	1,157	1,129
All-in sustaining costs	$9,007	$9,244	$4,247	$5,364	$3,377	$3,212	$16,631	$17,820
Silver payable ounces sold	926,372	437,829	303,866	295,760	na	na	1,230,238	733,589
AISC per silver payable ounce	$9.72	$21.11	$13.98	$18.14	na	na	$13.52	$24.29

The above costs are included in the Company’s condensed interim consolidated financial statements at June 30, 2015 as follows:

Item	Source
G&A costs inclusive of share-based payments	Consolidated statements of comprehensive income
Accretion of reclamation and remediation costs	Included in other income within the consolidated statements of comprehensive income
Sustaining E&E costs	A subset of the total exploration and evaluation, and development expenses within the consolidated statements of comprehensive income
Sustaining mine development and capital costs	Included within mineral properties, plant and equipment additions on the statement of financial position

Management believes that the AISC measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows.

In the above tables, development costs related to the Company’s San Ignacio property prior to it entering commercial production in June 2014 were considered non-sustaining as are any expenses incurred in respect of the Company’s El Horcón, Santa Rosa, GDLR and Coricancha projects.

EBITDA and adjusted EBITDA

EBITDA is a non-IFRS measure that provides an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises revenue less operating expenses before interest expense, interest income, amortization and depletion, impairment charges, and income taxes.

Adjusted EBITDA is also a non-IFRS measure in which standard EBITDA is adjusted for share-based payments expense, foreign exchange gains or losses, and non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 29

The following table provides a reconciliation of EBITDA and adjusted EBITDA for the quarter and six months ended June 30, 2015 and 2014 to the unaudited condensed interim consolidated financial statements:

(in CAD thousands)	Q2 2015	Q2 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Income (loss) for the period	$(4,722)	$(4,492)	$(1,132)	$(5,094)
Income tax expense (recovery)	(179)	(2,194)	(342)	(2,166)
Interest income	(87)	(64)	(226)	(148)
Interest expense	47	38	67	76
Impairment of mineral properties, plant and equipment	-	-	-	-
Amortization and depletion	5,071	3,988	11,135	7,705
EBITDA	130	(2,724)	9,502	373
Foreign exchange loss (gain)	3,837	2,837	(2,129)	(937)
Share-based payments	238	100	522	231
Adjusted EBITDA	$4,205	$213	$7,895	$(333)

Gross profit before non-cash items and cost of sales before non-cash items

Gross profit before non-cash items and cost of sales before non-cash items are non-IFRS measures that provide a measure of the Company’s cost of sales and gross profit on a cash basis. These measures are provided in order to better assess the cash generation ability of the Company’s operations, before G&A expenses and E&E expenses. A reconciliation of gross profit and cost of sales before non-cash items is provided in the “Results of Operations” section.

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash

(in CAD thousands)	June 30, 2015	December 31, 2014
Cash and cash equivalents	$19,432	$17,968
Net working capital	$33,942	$32,907

At June 30, 2015, the Company had cash and cash equivalents of $19.4 million compared to $18.0 million at December 31, 2014. Cash increased by $1.5 million in the first half of 2015 primarily due to cash flows from operating activities before changes in non-cash working capital of $8.4 million and a $0.7 million increase in cash and cash equivalents as the result of favorable foreign exchange fluctuations. These factors exceeded the $6.6 million invested in mineral properties, plant and equipment and exploration and evaluation assets (GDLR and Coricancha) and the increase in non-cash working capital (primarily accounts receivable) of $1.0 million.

At June 30, 2015, the Company had net working capital of $33.9 million compared to $32.9 million at December 31, 2014. Net working capital increased by $1.0 million due to the $1.5 million increase in cash, net of the $0.5 million increase in trade and other payables during the first half of 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 30

Operating activities

For the quarter ended June 30, 2015, cash flow provided by operating activities was $5.5 million compared to a cash outflow from operating activities of $1.3 million for the quarter ended June 30, 2014. The increase in cash flow provided by operating activities is attributable to a $4.3 million increase in gross profit before non-cash items during the quarter ended June 30, 2015. Contributing further to the increase in operating cash flow was a $1.9 million decrease in non-cash working capital relating primarily to decreases in trade and other receivables and inventories.

Similarly, for the six months ended June 30, cash flow from operating activities improved from an outflow of $0.1 million in the comparative period in 2014, to $7.3 million inflow in 2015. The increase in cash flow from operating activities was achieved due to the $7.7 million increase in gross profit before non-cash items achieved during the first half of 2015.

Investing activities

For the quarter ended June 30, 2015, the Company had net cash outflows from investing activities of $4.4 million, compared to $2.0 million during the comparative period in 2014. The increase is accounted for by the $2.2 million invested in two new exploration and evaluation assets (GDLR and Coricancha) in the second quarter of 2015. In addition, investing activities during the period included $2.2 million invested in mineral properties and plant and equipment related to the Company’s mining operations.

For the six months ended June 30, 2015, the Company invested $6.6 million, compared to $4.2 million in the comparative six months ended June 30, 2014. The increase is predominantly attributable to the Company’s expenditures associated with the Coricancha option agreement and the Cangold acquisition. In addition, the Company’s expenditures on mineral properties, plant and equipment, was lower than the six months ended June 30, 2014 (a time during which the Company was readying the San Ignacio Mine for commercial production).

Financing activities

There were no cash flows provided by financing activities during the quarter ended June 30, 2015 compared to $0.2 million in the corresponding period in 2014, which related to proceeds received from the exercise of stock options during the period.

Trends in liquidity and capital resources

The Company generated $8.4 million in operating cash flows before changes in non-cash net working capital during the first half of 2015. As this exceeded cash used in investing activities, the Company increased both cash and cash equivalents, and net working capital at the end of the June 30, 2015 relative to December 31, 2014. In addition, foreign currency translation also contributed to the increase in cash and cash equivalents and net working capital.

The Company anticipates that cash flow generated from mining activities along with net working capital will be sufficient to fund the Company’s operations without requiring any additional capital to meet its planned growth and fund development and investment activities during 2015. However, this is highly dependent on metal prices the ability of the Company to maintain cost and grade control at its operations. Cash flow from operations for the six months ended June 30, 2015 was well ahead of the Company’s expectation due to favorable exchange rates and lower than planned cash cost. While these factors have lead the Company to increase its expectation for cash flow from operations for 2015, this is somewhat offset by plans to increase drilling expenditures related to new projects acquired in the second quarter of 2015. Expenditures on investing activities for 2015 are expected to be in the range of $10 to $12 million. Refer to the Outlook section for a more complete discussion of the Company’s anticipated expenditures for 2015.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 31

The Company’s operating cash flows are very sensitive to the price of silver and gold and foreign exchange rate fluctuations, and the operating cash flow forecast provided above can vary significantly. Capital spending plans may also be adjusted in response to changes in operating cash-flow expectations. An increase in average silver prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices could result in a reduction of planned expenditures.

The Company has no debt, other than trade and other payables. On June 10, 2015, the Company announced that it had obtained a US$10.0 million credit facility from Auramet International LLC. The facility has a term of one year and bears interest at a rate of LIBOR plus 5%. The Company has not drawn down any amounts on this credit facility. The Company may require access to additional capital in order to fund additional expansion or development plans, or to undertake an acquisition.

Contractual Obligations

As of June 30, 2015, the Company had the following contractual obligations:

(in CAD thousands)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$60	$10	$39	$11	$-
Drilling services	565	565	-	-	-
Reclamation and remediation (undiscounted)	3,777	-	1,461	340	1,976
Total	$4,402	$575	$1,500	$351	$1,976

On July 28, 2015, the Company entered into a lease agreement for office space effective December 1, 2015 through to January 29, 2023. The Company’s commitment under this agreement is approximately $327,000 annually, for a total commitment of $2,345,000.

Off-Balance sheet arrangements

At the date of this MD&A, the Company had no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

Cangold was a related party of the Company, with directors and/or officers in common, up until completion of the acquisition of Cangold on May 27, 2015. Robert A. Archer and Ken Major served as board members of both companies. Robert Brown served as a board member of Cangold and served as an officer of both companies. Mr. Archer also served as Chief Executive Officer and President of both Great Panther and Cangold. The Company’s employees provided certain exploration and corporate secretarial services to Cangold and its subsidiary. In addition, the Company charged rent for shared office space. The Company, Cangold and a Mexican subsidiary of Cangold also entered into a suite of loan documents on February 26, 2015 (the “Cangold Loan”) whereby the Company would continue to provide technical, administrative and management services to Cangold, and discretionary credit advances..

The Cangold Loan included those amounts previously owing from Cangold (December 31, 2014 - $0.1 million) with regards to technical, administrative and management services historically provided. It also included new credit advances made to Cangold subsequent to February 26, 2015. The Cangold Loan bore interest at 15% and was secured by a general security agreement, as well as a share pledge agreement. The Cangold Loan entitled the Company to receive bonus common shares in Cangold equivalent to 20% of all cash advances under the Cangold Loan, divided by the market price of Cangold’s common shares. Interest was receivable monthly while the outstanding principal amount was receivable from Cangold within 45 days of the Company making such demand. The Cangold Loan and the Cangold bonus common shares were derecognized upon the completion of the Cangold acquisition. As of the date of the acquisition, the Company had advanced $1.2 million to Cangold and had received a total of 3,957,680 bonus common shares (fair valued at $0.1 million) of Cangold.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 32

Platoro Resource Corp. (“Platoro”) is a company controlled by Robert A. Archer through which Mr. Archer provided his services as President and CEO of the Company until December 31, 2014. The Company entered into an employment agreement with Mr. Archer effective January 1, 2015 which succeeded the consulting services agreement with Platoro. As at June 30, 2015, nil (December 31, 2014: $36,000) was payable to Platoro.

The Company’s key management includes the Company’s Directors, the President and CEO, the CFO, the COO and the Vice Presidents. The compensation paid or payable to key management for the second quarter of 2015 was $0.5 million (second quarter of 2014 - $0.5 million). The Company is committed to making severance payments amounting to approximately $2.2 million to certain officers and management in the event that there is a change in control of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Actual results may differ from these estimates.

See Critical Accounting Estimates in the Company’s annual MD&A as well as note 4 of the 2014 annual audited financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company did not identify any areas where revisions to estimates and assumptions have resulted in material changes to the results or financial position of the Company.

CHANGES IN ACCOUNTING POLICIES

The Company has not adopted any new accounting standards for the year ending December 31, 2015, however, the following are accounting standards anticipated to be effective January 1, 2016 or later:

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014 the IASB issued a new IFRS 15 Revenue from contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on January 1, 2017. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 33

IFRS 7 Financial Instruments: Disclosure

Amended to require additional disclosures on transition from IAS 39 to IFRS 9. Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

The main consequence of the amendments is that a full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. Upon adoption, the amendments may impact the Company in respect of future sale or contribution of assets with its associates or joint ventures. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016. The Company is currently evaluating the impact these amendments are expected to have on its consolidated financial statements.

IAS 34 Interim Financial Reporting: Disclosure

Amended to require interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the greater interim financial report such as Management Discussion and Analysis. Other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact.

FINANCIAL INSTRUMENTS

(In CAD thousands)	Fair value as at June 30, 2015	Basis of measurement	Associated risks
Cash and cash equivalents	$19,432	Amortized cost	Credit, currency, interest rate
Marketable securities	$9	Fair value through other comprehensive income	Exchange
Trade and other receivables	$12,339	Amortized cost	Credit, currency, commodity price
Trade and other payables	$(6,075)	Amortized cost	Currency, liquidity

The Company is exposed in varying degrees to a number of risks from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The types of risk exposure and the way in which such exposures are managed by the Company are provided in note 18 of the annual audited consolidated financial statements for the year ended December 31, 2014.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 34

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 141,712,605 common shares issued, 250,000 share purchase warrants and 11,184,904 options outstanding.

QUALIFIED PERSON

Robert F. Brown, P. Eng., a Qualified Person as defined by National Instrument 43-101 and the Company's Vice President of Exploration, has reviewed and approved the technical disclosure contained in this MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. During the three months ended June 30, 2015, there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes in the Company’s disclosure controls and procedures during the three months ended June 30, 2015 that have materially affected, or are reasonably likely to affect the Company’s disclosure controls and procedures.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of silver, gold, lead and zinc; profit, operating costs and cash flow; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A that may constitute forward looking statements are:

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 35

•	Plans and targets for exploration and development drilling in 2015 and beyond for each of the Company’s properties

•	Expectations of the Company’s silver equivalent ounce production 2015

•	Guidance for cash cost and AISC for 2015

•	Expectations that cash flow from operations along with current net working capital will be sufficient to fund capital investment and development programs for 2015

•	Expectations for improvement in grade control and higher cut-off grades at all the Company’s mines

•	Expected expenditures on investing activities for 2015

•	Expectation that rehabilitation work at the Cata shaft will be completed in the third quarter of 2015

•	The Company’s objective to acquire additional mines or projects in the Americas

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, as described below. These assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, lead and zinc; expected Canadian dollar, Mexican peso and US dollar exchange rates; the timing of the receipt of regulatory and governmental approvals for development projects and other operations; costs of production, and production and productivity levels; estimated future capital expenditures and cash flows; the continuing availability of water and power resources for operations; the accuracy of the interpretation and assumptions used in calculating reserve and resource estimates (including with respect to size, grade and recoverability); the accuracy of the information included or implied in the various independently produced and published technical reports; the geological, operational and price assumptions on which these technical reports are based; conditions in the financial markets; the ability to attract and retain skilled staff; the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies; the ability to secure contracts for the sale of the Company’s products (metals concentrates); the execution and outcome of current or future exploration activities; that current financial resources will be sufficient for planned activities and to complete further exploration programs; the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses; the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures; the ability of contractors to perform their contractual obligations; operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations and adverse weather conditions; that financial resources will be sufficient to fund new acquisitions, if any.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, changes in commodity prices; changes in foreign currency exchange rates; acts of foreign governments; political risk and social unrest; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; unanticipated operational difficulties due to adverse weather conditions; failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters; failure of counterparties to perform their contractual obligations; and deterioration of general economic conditions.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 36

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled Description of the Business – Risk Factors in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with Canada securities regulations, which differs from the securities regulations of the United States. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are used in accordance with Canadian NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other advanced economic studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

GREAT PANTHER SILVER LIMITED Management’s Discussion & Analysis	Page 37